

May 10, 2017

<u>Via E-mail</u>
Brian J. Porter
President and Chief Executive Officer
The Bank of Nova Scotia
44 King St. West, Scotia Plaza, 8th floor
Toronto, Ontario, Canada M5H 1H1

  Re: **The Bank of Nova Scotia**
     Form 40-F for the Fiscal Year Ended October 31, 2016
     Filed November 29, 2016
     File No. 002-09048

Dear Mr. Porter:

  We refer you to our comment letter dated March 28, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Cecilia Blye

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Dietrich King
   Assistant Director
   Division of Corporation Finance